As filed with the Securities and Exchange Commission on January 17, 1995

                                                Registration No. 33-
================================================================================

                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 _______________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                                 _______________

                           BERGEN BRUNSWIG CORPORATION
              (Exact name of registrant as specified in its charter)

New Jersey                                            22-1444512
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                    Identification No.)


                            4000 Metropolitan Drive
                         Orange, California 92668-3510
                                (714) 385-4000

        (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                                _______________

                                MILAN A. SAWDEI
                                   Secretary
                            4000 Metropolitan Drive
                         Orange, California  92668-3510
                                 (714) 385-4255

           (Name, address, including zip code, and telephone number,
                    including area code, of agent for service)
                                 _______________

                                    Copy to:
                             Richard M. Sandler, Esq.
                 Lowenstein, Sandler, Kohl, Fisher & Boylan, P.C.
                               65 Livingston Avenue
                           Roseland, New Jersey  07068
                                 _______________

          Approximate date of commencement of proposed sale to the public:

    From time to time after the effective date of this Registration Statement, as determined by the Selling Shareholders. See "Selling Shareholders".

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: {SYMBOL 120 \f "Wingdings"}
                                 _______________

                         CALCULATION OF REGISTRATION FEE

======================================================================================
                                                            Proposed
                                         Proposed           maximum
Title of each class                      maximum            aggregate     Amount of
of securities to be     Amount to be     offering price     offering      registration
registered              registered       per unit (1)       price (1)     fee
- --------------------------------------------------------------------------------------
Class A Common Stock,
$1.50 par value         649,523 Shares   $21.3125           $13,842,959   $4,774.00

Rights to Purchase Series A
Junior Participating
Preferred Stock         649,523 Rights

======================================================================================

         (1) Pursuant to Rule 457(c), the proposed maximum offering price per unit is estimated solely for the purpose of calculating the registration fee and is based on the average of the high and low sales prices of the Class A Common Stock on the New York Stock Exchange Composite Transactions Tape on January 10, 1995.

                                _______________


    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

________________________________________________________________________________

                            BERGEN BRUNSWIG CORPORATION
                                    ____________

                                   649,523 Shares
                                Class A Common Stock
                                   $1.50 Par Value

                                    INTRODUCTION


         This Prospectus relates to up to 649,523 shares of the Class A Common Stock, $1.50 par value (the "Common Stock"), of Bergen Brunswig Corporation (the "Company"), which will be offered by certain shareholders of the Company. See "Selling Shareholders". The Company will not receive any of the proceeds from the sale of shares by the selling shareholders.

         The shares of Common Stock offered hereby were or will be issued by the Company to the shareholders of Biddle & Crowther Company, a Washington corporation ("B&C"), in exchange for their shares of B&C's Class A Common Stock, no par value, and Class B Common Stock, no par value, in connection with the merger of B&C into the Company on January 10, 1995. The shares offered hereby will be sold by the shareholders of the Company, formerly shareholders of B&C (the "Selling Shareholders"). The number of shares offered hereby is subject to reduction under certain circumstances. See "Selling Shareholders".

         The Common Stock is listed on the New York Stock Exchange. The shares of Common Stock offered hereby are offered without underwriters at the market - that is, at the price in effect on the New York Stock Exchange at the time of sale by the Selling Shareholders. On January 10, 1995, the closing sales price of the Common Stock on the New York Stock Exchange was $21-3/8 per share. The Company will bear all expenses in connection with the registration of the Common Stock being registered hereby, which expenses are estimated to be approximately $15,000. The Selling Shareholders will pay all brokerage commissions incurred in connection with the sale of shares of Common Stock at the market.

                              ____________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ____________________

             The date of this Prospectus is _____________, 1995.

         No person has been authorized to give any information or to make any representations other than as contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.


                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661), and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., at 20 Broad Street, New York, New York 10005.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         There are incorporated herein by reference the following documents of the Company heretofore filed by it with the Commission:

         (a)  Annual Report on Form 10-K for the year ended September 30 1994;
         and

         (b) The description of the Company's Common Stock and the description of the Company's Series A Junior Participating Preferred Stock set forth in the Registration Statements on Form 8-A filed by the Company with the Commission on October 20, 1993 and February 14, 1994, respectively, pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such descriptions.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this Prospectus (not including exhibits to such documents unless such exhibits are specifically, incorporated by reference therein). Requests should be directed to Bergen Brunswig Corporation, 4000 Metropolitan Drive, Orange, California 92668-3510, Attention:
Milan A. Sawdei, Secretary; telephone number (714) 385-4255.


                                  THE COMPANY

         Bergen Brunswig Corporation, through its subsidiaries, is a diversified pharmaceutical and health care product distribution organization and, as such, is the nation's largest supplier of pharmaceuticals to hospitals and managed care facilities, one of the largest suppliers of pharmaceuticals and health care products to chain and independent pharmacies, and a supplier of medical and surgical products to hospitals, clinics and alternate site health care facilities.

         The Company is incorporated in New Jersey and maintains its principal executive offices at 4000 Metropolitan Drive, Orange, California 92668-3510; telephone (714) 385-4000.


                              SELLING SHAREHOLDERS

         On November 16, 1994, the Company, B&C, and the principal shareholders of B&C, Raymond L. Biddle and Berkley G. Biddle (the "Principal Shareholders"), entered into an Agreement and Plan of Merger (the "Agreement"). Pursuant to the terms of the Agreement, as amended, B&C was merged with and into the Company and all shareholders of B&C, including the Principal Shareholders (collectively the "Selling Shareholders"), received or will receive, in exchange for their shares of B&C's Class A Common Stock, no par value, and B&C's Class B Common Stock, no par value, shares of Common Stock issued by the Company having a market value equal to the "Net Asset Value" of B&C on January 6, 1995 (the "Takeover Date") plus $3,000,000. The Net Asset Value of B&C is defined in the Agreement to mean B&C's assets as of the Takeover Date, valued in accordance with the terms and provisions of the Agreement, less B&C's liabilities as of the Takeover Date, valued in accordance with the terms and provisions of the Agreement. Upon completion of the closing, the Company and B&C filed a Certificate of Merger with the Secretary of State of New Jersey and Articles of Merger with the Secretary of State of Washington and the merger became effective as of that date, January 10, 1995 (the "Effective Date of the Merger"). Pursuant to the
Agreement:

         (i) On the Effective Date of the Merger, the Company issued an aggregate of 605,950 shares of Common Stock, 435,737 of which were issued in the names of each of the Selling Shareholders free of escrow and in proportion to their respective ownership interests in B&C ("Pro-Rata Share") and 170,213 of which were delivered to an escrow agent (the "Escrow Agent");

         (ii) Accountants for the Company and the Principal Shareholders are currently engaged in an audit of B&C as of the Takeover Date. If the Net Asset Value as of the Takeover Date (the "Closing Net Asset Value") is determined to be less than $7,679,861 (the "Estimated Net Asset Value"), the Company will be entitled to a refund of that number of shares of Common Stock determined by taking the excess of the Estimated Net Asset Value over the Closing Net Asset Value and dividing such amount by $17-5/8, the "Market Value" as defined in the Agreement, which is the average of the last sales prices of the Common Stock on the New York Stock Exchange during the thirty
    (30) trading days ended ten (10) days prior to the date of the closing of the Agreement (the "Closing Date"). Of the refund shares, 28.09% will be returned by the Escrow Agent and the 71.91% balance will be returned by the Selling Shareholders in proportion to their Pro-Rata Share. If the Closing Net Asset Value should exceed the Estimated Net Asset Value, the Company will issue that number of additional shares of Common Stock determined by dividing such excess by the Market Value. Of the additional number of shares, 28.09% will be delivered to the Escrow Agent and the 71.91% balance will be delivered to the Selling Shareholders in proportion to their Pro-Rata Share; and

         (iii) The Escrow Agent (and the Principal Shareholders, if insufficient shares are available from the Escrow Agent) is required to return shares of Common Stock to the Company in the event that (a) the Company assigns to the Principal Shareholders certain uncollected trade accounts receivable, (b) the Company is subject to certain excess tax liability for B&C's operations prior to the Takeover Date, (c) debit memos of B&C are rejected or not honored after the Closing Date, or (d) certain indemnification claims are made by the Company, all as described in the Agreement.

         The Company estimates that no more than 605,950 shares of Common Stock, in the aggregate, will be issued in connection with the merger of B&C into the Company. However, the number of shares offered hereby may be increased to a maximum of 649,523 or reduced pursuant to the terms of the Agreement described above.

         The following table sets forth information as to the number of shares of Common Stock that will be beneficially owned by the Selling Shareholders, each of whom will own less than one percent (1%) of the outstanding Common Stock of the Company, assuming that a total of 649,523 shares of Common Stock, including all those shares initially delivered to the Escrow Agent, will be delivered to the Selling Shareholders as described above.

                                                   Number of Shares Owned
Selling Shareholder                                   Before 0ffering
- --------------------------                         ----------------------
Berkley G. Biddle                                         296,118
Esther J. Biddle                                           31,112
Raymond Biddle                                            275,203
Diane A. Biddle                                            31,112
Kenna R. Biddle                                             6,755
R.L. Biddle, Trustee for
     Raymond A. Biddle                                      4,871
Jeannine B. Stapleton                                       3,637
Janice R. Larson                                              715

     TOTAL                                                649,523

                        _______________________

* It is anticipated that upon completion of this offering, the Selling Shareholders will not own any shares of Common Stock. None of the Selling Shareholders has ever held any position or office or had any material relationship with the Company or any of its subsidiaries.


                             MANNER OF SALE

         The Common Stock is listed on the New York Stock Exchange. It is anticipated that the Selling Shareholders will sell the shares of Common Stock at the market, that is, at the price in effect on the New York Stock Exchange at the time of sale to investors. Sales will be effected by registered broker/dealers on the New York Stock Exchange.


                                EXPERTS

         The consolidated financial statements and the related financial statement schedules of the Company as of September 30, 1994 and August 31, 1993 and for each of the fiscal years ended September 30, 1994 and August 31, 1993 and 1992, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended September 30, 1994, have been audited by Deloitte & ToucheLLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                                    PART II

                      INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     Securities and Exchange Commission
          registration fee.............................. $4,774
     Legal fees and expenses............................ $5,000
     Accounting fees and expenses....................... $2,500
     Miscellaneous expenses............................. $2,726

          Total                                         $15,000
                                                        =======

     No portion of the foregoing expenses will be borne by the Selling Shareholders.

     All expenses other than the Securities and Exchange Commission registration fee are estimated.


Item 15.  Indemnification of Directors and Officers

    Under the Company's Restated Certificate of Incorporation, every person who is or was a director, officer, employee or agent of the Company and the legal representative of such a person is entitled to receive indemnification from the Company to the fullest extent permitted by law. Under New Jersey law, directors and officers may be indemnified in certain situations, subject to the Company's having taken certain actions and the directors and officers having met certain specified standards of conduct. In addition, in April, 1986, the Company entered into agreements, which were amended on July 3, 1986 (collectively, the "Indemnity Agreement"), to indemnify each of its directors against liabilities and defense costs to the extent that such directors would have been insured under the director and officer liability insurance policies which were in effect on December 31, 1984 (the "1984 Policy"). The 1984 Policy afforded the broadest coverage for liabilities arising under ERISA and the securities and anti-trust laws. The obligation of the Company to indemnify a director under the Indemnity Agreement is limited to $30 million, the maximum coverage available under the 1984 Policy. However, the Indemnity Agreement does not limit a director's right to recover in excess of $30 million from the Company if the director is otherwise entitled to statutory indemnification. The Indemnity Agreement was ratified by the shareowners at the annual meeting held on December 17, 1986.
The Company currently maintains a directors' and officers' insurance policy which provides liability coverage of $30 million.

    In addition, the Company's Restated Certificate of Incorporation eliminates the personal liability of directors and officers to the Company and its shareowners for monetary damages for acts or omissions (including negligent and grossly negligent acts or omissions) in violation of a director's or officer's fiduciary duty of care. The duty of care refers to a fiduciary duty of directors and officers to manage the affairs of the Company with the same degree of care as would be applied by an "ordinarily prudent person under similar circumstances". The provisions of the Company's Restated Certificate of Incorporation which eliminate the personal liability of directors and officers do not, in any way, eliminate or limit the liability of a director or officer for breaching his duty of loyalty (i.e., the duty to refrain from fraud, self-dealing and transactions involving improper conflicts of interest) to the Company or its shareowners, failing to act in good faith, knowingly violating a law or obtaining an improper personal benefit and do not have any effect on the availability of equitable remedies.

    See also the undertakings set forth in response to item 17 herein.

Item 16.  Exhibits

    2.1 Agreement and Plan of Merger, dated as of November 16, 1994, among Bergen Brunswig Corporation, Biddle & Crowther Company, Raymond L. Biddle and Berkley G. Biddle (without Appendices or Exhibits).

    2.2 Supplemental Agreement, dated as of November 16, 1994, among Bergen Brunswig Corporation, Biddle & Crowther Company, Raymond L. Biddle and Berkley G. Biddle (without Exhibits).

    2.3 Amendment No. 1, dated January 6, 1995 to the Agreement and Plan of Merger (without Appendices or Exhibits).

    2.4 Amendment No. 1 to Supplemental Agreement, dated as of January 10, 1995 (without Exhibits).

    4.1 Restated Certificate of Incorporation of Bergen Brunswig Corporation is incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-3 (no. 33-53817) filed with the Commission on May 26, 1994.

    4.2 By-laws of Bergen Brunswig Corporation and Amendment to such By-laws are incorporated by reference to Exhibits 3(a) and 3(b), respectively, to the Company's Annual Report on Form 10-K for the year ended September 30, 1994.

    5.1 Opinion of Lowenstein, Sandler, Kohl, Fisher & Boylan, a Professional Corporation.

    23.1 Consent of Deloitte & ToucheLLP.

    23.2 Consent of Lowenstein, Sandler, Kohl, Fisher & Boylan, A Professional Corporation, is included in Exhibit 5.1.

    24.1 Power of Attorney is included on signature page.

Item 17.  Undertakings

    The undersigned Registrant hereby undertakes:

    A. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act"), unless the foregoing information is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement; and

         (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement, unless the foregoing information is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement; and

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement.

    B. That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    C. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    D. That for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    E. That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 12th day of January, 1995.

                                  BERGEN BRUNSWIG CORPORATION



                                  By:/s/ Robert E. Martini
                                     -----------------------------------------
                                     Robert E. Martini, Chairman

         KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Robert E. Martini, Dwight A. Steffensen, Neil F. Dimick and Milan A. Sawdei, and each of them singly, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement (including supplements thereto and post-effective amendments), and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/ Robert E. Martini        Chairman of the       January 12, 1995
- ------------------------     Board, Chief
Robert E. Martini            Executive Officer
                             and Director

/s/ Rodney H. Brady          Director              January 12, 1995
- ------------------------
Rodney H. Brady


/s/ John Calasibetta         Senior Vice           January 12, 1995
- ------------------------     President and
John Calasibetta             Director

/s/ Jose E. Blanco           Director              January 12, 1995
- ------------------------
Jose E. Blanco


/s/ Charles C. Edwards, M.D.  Director             January 12, 1995
- ---------------------------
Charles C. Edwards, M.D.


/s/ Charles J. Lee            Director             January 12, 1995
- ------------------------
Charles J. Lee


/s/ George R. Liddle          Director             January 12, 1995
- ------------------------
George R. Liddle


/s/ James R. Mellor           Director             January 12, 1995
- ------------------------
James R. Mellor


/s/ George E. Reinhardt, Jr.  Director             January 12, 1995
- ---------------------------
George E. Reinhardt, Jr.


/s/ Francis G. Rodgers        Director             January 12, 1995
- ------------------------
Francis G. Rodgers


/s/ Dwight A. Steffensen      President, Chief     January 12, 1995
- ------------------------      Operating Officer
Dwight A. Steffensen          and Director


/s/ Neil F. Dimick            Chief Financial      January 12, 1995
- ------------------------      Officer and
Neil F. Dimick                Principal Accounting
                              Officer